Media Release
Planegg/Munich, Germany, January 24, 2022

MorphoSys ranked Number One in Germany for Female Representation at Leadership Level in European Women on Boards’ Gender Equality Index Report

MorphoSys AG (FSE: MOR; NASDAQ: MOR) was acknowledged as a Best Practice Leader in the European Women on Boards’ Gender Equality Index Report, ranking number one in Germany and number two among European healthcare companies for female representation at the leadership level and in decision-making positions.
The European Women on Boards Gender Equality Index Report assessed 668 European companies across 19 countries, predominately coming from the STOXX Europe 600, the stock index of European stocks representing large, mid and small capitalization companies. The assessment is based on their Gender Diversity Index, an aggregated indicator that reflects and weighs the share of women in leadership positions, in executive functions, on boards, and in board committees.
MorphoSys received a score of 0.89, representing nearly a perfect gender-balanced leadership team (score of 1 is a perfect score). MorphoSys Supervisory Board is gender balanced with three female and male members, and the company’s Executive Committee, the highest management board within the organization, includes three female members out of seven leaders.
“We are proud to accept this honor from European Women on Boards,” said Jean-Paul Kress, M.D., CEO, MorphoSys. “While we’ve made progress, corporate leadership in European countries remains largely male-dominated. At MorphoSys, we are committed to ensuring the best talent is chosen at the top, regardless of an individual’s gender, race, religion, national origin, or age.”

About MorphoSys:
At MorphoSys, we are driven by our mission to give more life for people with cancer. As a global commercial-stage biopharmaceutical company, we use groundbreaking science and technologies to discover, develop, and deliver innovative cancer medicines to patients. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter and LinkedIn.

MorphoSys Forward-Looking Statements
This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

Media Contacts: Thomas Biegi Vice President Tel.: +49 (0)89 / 89927 26079 thomas.biegi@morphosys.com	Investor Contacts: Dr. Julia Neugebauer Senior Director Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com
Jeanette Bressi Director, US Communications Tel: +1 617-404-7816 jeanette.bressi@morphosys.com	Myles Clouston Senior Director Tel: +1 857-772-0240 myles.clouston@morphosys.com